Dodge & Cox  /  Investment Managers  /  San Francisco
Market Sector Composition
0
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45
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55
60
U.S. Treasury
& Agency
Mortgage
Related
Credit
Dodge & Cox Balanced
Fund - Bond Portion Only
Lehman Brothers
Aggregate Bond Index
Weighted-Average Summary Characteristics**
Dodge & Cox Balanced Fund - Lehman Brothers
Aggregate Bond Index
Yield-to-Maturity* 6.76% 5.07%
Quality*** AA- AA+
Maturity
6.9 Yrs 7.5 Yrs
Effective Duration
4.0 Yrs 4.7 Yrs
Bond Portion Only
Portfolio Summary as of June 30, 2008
*Source: Lehman Brothers’ POINT System. **Yield and principal value fluctuate with market conditions. ***Note: The Fund’s quality distribution and average quality (AA-) are reported using the higher of S&P and Moody’s ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa3 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The
LBAG’s quality metrics use Lehman Brothers’ POINT System index methodology which is the middle of S&P, Moody’s and Fitch ratings. ****The SEC yield is an annualization of the
Fund's total net investment income per share for the 30-day period ended on the last day of the month.
Past Performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risk and expenses. To obtain a Fund’s prospectus which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox Balanced Fund – Bond Portion Only
Portfolio Positioning vs. Benchmark
The SEC yield for June 30, 2008 was 3.11%****. SEC Standardized Total Returns as of 6/30/08: Balanced Fund: 1 Year -14.36%; 5 Years 7.19%; 10 Years 7.83%.
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Quality Composition
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U.S.
Treasury
Federal
Agency
AAA AA A BAA BA
Dodge & Cox Balanced
Fund - Bond Portion Only
Lehman Brothers
Aggregate Bond Index

Dodge & Cox  /  Investment Managers  /  San Francisco
4.2
43.3
18.3
31.6
0.0 0.0
2.6
31.8
38.7
8.5
9.4
2.0
3.8
5.8
0
10
20
30
40
50
U.S. Treasury
& Agency
Mortgage
Related
Finance Industrial
& Trans
Utility Non-Corp.
Credit (Yankee)
Asset-Backed
Dodge & Cox Balanced
Fund - Bond Portion Only
Lehman Brothers
Aggregate Bond Index
Portfolio Summary as of June 30, 2008
1. Employ an Active Style to Seek Greater Yield Relative to Market
• Underweight lower yielding U.S. Treasury & Federal Agency securities
• Overweight higher yielding mortgage and corporate securities
• Maintain low cash position
2. Analyze Portfolio Risk
• Research each investment thoroughly
• Diversify by issuer, sector, and investment theme
• Maintain high average quality
Source: Statistics calculated using Lehman Brothers’ POINT System.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Market Sector Composition vs. Benchmark
Dodge & Cox Balanced Fund – Bond Portion Only
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Dodge & Cox  /  Investment Managers  /  San Francisco
1. Maintain High Average Quality: AA-*
• AA- or higher throughout our history
2. Thorough Research of Credit Quality of Issuer
• Independent research staff
3. Seek High Yielding, High Quality Instruments
• Emphasize mortgage, federal agency, and international agency securities
4. Invest in a Few, Carefully Selected, Lower-Rated Securities for Potential Higher Yield and Higher Total Returns
Portfolio Summary as of June 30, 2008
Source: statistics calculated using Compare from CMS BondEdge, an Interactive Data division and Lehman Brothers’ POINT System. *Note: The Fund’s quality distribution and average quality (AA-) are reported using the higher of S&P and Moody’s ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa3 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ POINT System index methodology which is the middle of S&P, Moody’s and Fitch ratings.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Quality Composition vs. Benchmark
Dodge & Cox Balanced Fund – Bond Portion Only
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0.0
47.5
5.7
10.6
6.7
15.2
14.3
21.9
48.5
8.3
5.4
8.3
7.6
0.0
0
10
20
30
40
50
60
U.S. Treasury Federal
Agency
AAA AA A BAA BA
Dodge & Cox Balanced
Fund - Bond Portion Only
Lehman Brothers
Aggregate Bond Index

Dodge & Cox  /  Investment Managers  /  San Francisco
Weighted-Average Summary Characteristics*
Dodge & Cox Balanced Fund - Lehman Brothers
Bond Portion Only Aggregate Bond Index
Yield-to-Maturity** 6.76% 5.07%
Quality*** AA- AA+
Maturity 6.9 Yrs 7.5 Yrs
Effective Duration 4.0 Yrs 4.7 Yrs
Portfolio Summary as of June 30, 2008
*Source: statistics calculated using Compare from CMS BondEdge, an Interactive Data division and Lehman Brothers’ POINT System. **Yield and principal value fluctuate with market condition. ***Note: The Fund’s quality distribution and average quality (AA-) are reported using the higher of S&P and Moody’s ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa3 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ POINT System index methodology which is the middle of S&P, Moody’s and Fitch ratings. ****The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month. Past performance does not guarantee future results.
Past Performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risk and expenses. To obtain a Fund’s prospectus which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Characteristics vs. Benchmark
Dodge & Cox Balanced Fund – Bond Portion Only
The SEC yield calculated for June 30, 2008 was 3.11%****.
Standardized Total Returns as of 6/30/08: Balanced Fund: 1 Year -14.36%; 5 Years 7.19%; 10 Years 7.83%.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Balanced Fund – Bond Portion Only
Mortgage Related Securities  43.3% Corporate Securities  52.5%*
Seasoned Pass-Throughs 26.7% •
Provide Federal Agency quality
Non-Callable and 49.9% •
Seek stable-to-improving
Collateralized Mortgage 4.2% •
Add incremental yield to portfolio
Call-Protected Securities
credits to build portfolio
Obligations •
Emphasize stable average-life AT&T Inc. HCA, Inc. yield and enhance relative
Fannie Mae D.U.S. 2.3%
investments Bank of America Corp. Health Net, Inc. total return
Multifamily •
Provide defensive feature with Boston Properties, Inc. HSBC Holdings PLC
"Hybrid" ARMs 10.1%
seasoned pass-throughs Boston Scientific Corp. JPMorgan Chase & Co.
Burlington Northern Santa Fe. Corp. Kaupthing Bank hf
Federal Agency and International Agency Securities  4.2%
Capital One Financial Corp. Lafarge SA
CIGNA Corp. Liberty Media Corp.
•
Capture relatively
Arkansas Dev Fin Auth
•
Adding incremental yield Citigroup, Inc. Macy's, Inc. inexpensive call protection
Small Business Administration PC (504) without incurring much greater Comcast Corp. Norfolk Southern Corp.
credit risk Consolidated Rail Corp. Safeco Corp.
Covidien Ltd. SLM Corp.
Cox Communications, Inc. Sprint Nextel Corp.
CSX Corp. Time Warner, Inc.
Dillard's, Inc. Travelers Cos., Inc.
Dow Chemical Co. Union Pacific Corp.
FedEx Corp. Unum Group
Ford Motor Credit Company** Wachovia Corp.
General Electric Co. WellPoint, Inc.
GMAC LLC Xerox Corp.
Asset Backed Securities 2.6% •
Add yield without
Various SLM Student Loan Trust Securities incurring significant credit risk
as of June 30, 2008
Portfolio Composition by Theme
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*Except as noted, investments grouped by parent company. Actual securities may be issued by the listed parent company or one of its subsidiaries.** Subsidiary.
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Lehman Brothers Dodge & Cox Lehman Brothers
Balanced Fund Aggregate Balanced Fund Aggregate
Market Sectors Bond Portion Only Bond Index Maturity Bond Portion Only Bond Index
U.S. Treasury 0.0 21.9% 0-1 Years 3.6% 0.0%
Federal Agency 4.2 9.9 1-5 46.1 39.2
Mortgage Pass-Through* 39.1 38.7 5-10 37.1 47.3
Coll. Mtge Obligation 4.2 0.0 10-15 1.6 5.1
Asset Backed 2.6 5.8 15-20 0.8 2.1
Finance 18.3 8.5 20-25 8.6 2.4
Industrial 27.1 9.4 25 & Over 2.2 3.9
Transportation 4.5 0.0 Total: 100.0% 100.0%
Utility 0.0 2.0
Non-Corporate Yankee 0.0 3.8
Total: 100.0% 100.0%
Quality
U.S. Treasury 0.0 21.9 % Weighted-Average Characteristics**
Federal Agency 47.5 48.5
Aaa 5.7 8.3 Average Maturity 6.9 Yrs 7.5 Yrs
Aa 10.6 5.4
A 6.8 8.3 Effective Duration 4.0 Yrs 4.7 Yrs
Baa 15.2 7.6
Ba 6.1 0.0 Quality**** AA- AA+
B 0.0 0.0
Below B 8.1 0.0 Average Coupon 6.0% 5.4%
Total: 100.0% 100.0%
Yield - to - Maturity*** 6.76% 5.07%
Portfolio Structure vs. Benchmark
as of June 30, 2008
*These mortgages are all pass-through securities guaranteed by Federal Agencies. **Source: Lehman Brothers’ POINT System. ***Yield and Principal value fluctuate with market conditions. ****Note: The Fund’s quality distribution and average quality (AA-) are reported using the higher of S&P and Moody’s ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa3 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ POINT System index methodology which is the middle of S&P, Moody’s and Fitch ratings. *****The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month. Past performance does not guarantee future results.
Past Performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risk and expenses. To obtain a Fund’s prospectus which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
The SEC yield for June 30, 2008 was 3.11%*****. Standardized Total Returns as of 6/30/08: Balanced Fund: 1 Year -14.36%; 5 Years
7.19%; 10 Years 7.83%.
08-299

Dodge & Cox  /  Investment Managers  /  San Francisco
Key Assumptions
Starting portfolio yield is 6.76%. The analysis assumes instantaneous and parallel yield curve changes; it does not show the potential effect of changes to the shape of the yield curve or to yield premiums. The analysis also assumes a static portfolio. Horizon period cash flows are determined using the CMS BondEdge Compare model, a division of Interactive Data. In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security’s starting yield plus the given yield change.  Underlying securities are not aged.
Estimated Effects of Parallel Interest Rate Changes on Total Returns
June 30, 2008
Dodge & Cox Balanced Fund – Bond Portion Only
*The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
This exhibit must be accompanied or preceded by the Dodge & Cox Funds prospectus. Simulated annualized total returns do not reflect the deduction of investment advisory fees and other expenses, which would reduce those returns. Simulated returns are not indicative of past returns and do not predict future returns. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Yield Change 1-Year Horizon 3-Year Horizon
(%) (%) (%)
-3.0 18.02 9.41
-2.5 15.97 8.95
-2.0 14.07 8.53
-1.5 12.26 8.13
-1.0 10.50 7.75
-0.5 8.74 7.36
0.0 6.91 6.92
0.5 4.99 6.44
1.0 3.00 5.92
1.5 1.01 5.38
2.0 -0.98 4.84
2.5 -2.95 4.29
3.0 -4.89 3.75
Simulated Annualized Total Returns
The SEC yield calculated for June 30, 2008 was 3.11%*.
Standardized Total Returns as of 6/30/08: Balanced Fund: 1 Year -14.36%; 5 Years 7.19%; 10 Years 7.83%.
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-10
-5
0
5
10
15
20
-3 -2 -1 0 1 2 3
Yield Change (%)
1 - Year Horizon
3 - Year Horizon

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Balanced Fund – Bond Portion Only vs. Lehman Brothers Aggregate Bond Index – One Year Horizon
Estimated Effects of Parallel Interest Rate Changes on Total Returns
June 30, 2008
Yield Change
Dodge & Cox
Balanced Fund LBAG
(%) (%) (%)
-3.0 18.02 18.22
-2.5 15.97 16.02
-2.0 14.07 13.93
-1.5 12.26 11.82
-1.0 10.50 9.69
-0.5 8.74 7.48
0.0 6.91 5.16
0.5 4.99 2.75
1.0 3.00 0.31
1.5 1.01 -2.11
2.0 -0.98 -4.47
2.5 -2.95 -6.79
3.0 -4.89 -9.05
Simulated Annualized Total Returns
One Year Horizon
08-299
*The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
This exhibit must be accompanied or preceded by the Dodge & Cox Funds prospectus. Simulated annualized total returns do not reflect the deduction of investment advisory fees and other expenses, which would reduce those returns. Simulated returns are not indicative of past returns and do not predict future returns. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
-15
-10
-5
0
5
10
15
20
-3 -2 -1 0 1 2 3
Yield Change (%)
LBAG
Dodge & Cox
Balanced Fund
Key Assumptions
Starting portfolio yield 6.76% and Benchmark is 5.03%. The analysis assumes instantaneous and parallel yield curve changes. The simulation does not show the potential effect of changes to the shape of the yield curve or to yield premiums. The analysis assumes a static portfolio. Horizon period cash flows are determined using the CMS BondEdge Compare model, a division of Interactive Data.
In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security’s starting yield plus the given yield change. Underlying securities are not aged.
The SEC yield calculated for June 30, 2008 was 3.11%*.
Standardized Total Returns as of 6/30/08: Balanced Fund: 1 Year -14.36%; 5 Years 7.19%; 10 Years 7.83%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Balanced Fund – Bond Portion Only vs. Lehman Brothers Aggregate Bond Index – Three year Horizon
Estimated Effects of Parallel Interest Rate Changes on Total Returns
June 30, 2008
Yield Change
Dodge & Cox
Balanced LBAG
(%) (%) (%)
-3.0 9.41 8.40
-2.5 8.95 7.89
-2.0 8.53 7.40
-1.5 8.13 6.91
-1.0 7.75 6.38
-0.5 7.36 5.80
0.0 6.92 5.16
0.5 6.44 4.47
1.0 5.92 3.76
1.5 5.38 3.04
2.0 4.84 2.32
2.5 4.29 1.61
3.0 3.75 0.91
Simulated Annualized Total Returns
Three Year Horizon
*The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
This exhibit must be accompanied or preceded by the Dodge & Cox Funds prospectus. Simulated annualized total returns do not reflect the deduction of investment advisory fees and other expenses, which would reduce those returns. Simulated returns are not indicative of past returns and do not predict future returns. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-299
0
1
2
3
4
5
6
7
8
9
10
-3 -2 -1 0 1 2 3
Yield Change (%)
LBAG
Dodge & Cox
Balanced Fund
The SEC yield calculated for June 30, 2008 was 3.11%*.
Standardized Total Returns as of 6/30/08: Balanced Fund: 1 Year -14.36%; 5 Years 7.19%; 10 Years 7.83%.
Key Assumptions
Starting portfolio yield is 6.76% and Benchmark is 5.03%. The analysis assumes instantaneous and parallel yield curve changes. The simulation does not show the potential effect of changes to the shape of the yield curve or to yield premiums. The analysis assumes a static portfolio. Horizon period cash flows are determined using the CMS BondEdge Compare model, a division of Interactive Data.
In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security’s starting yield plus the given yield change. Underlying securities are not aged.

Dodge & Cox  /  Investment Managers  /  San Francisco
Contribution to Duration (by Sector)
as of June 30, 2008
Source: Lehman Brothers’ POINT System. * Contribution to Duration = Portfolio weightings (%) x Duration (Years) ** Portfolio cash weight = 0%  (not shown in chart). Contribution to duration from cash is zero.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but
Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call
800-621-3979. Please read the prospectus carefully before
investing.
Dodge & Cox Balanced Fund
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-
1
2
3
4
5
Government Mortgage Credit Total **
Dodge & Cox Balanced Fund - Bond Portion Only
Lehman Brothers Aggregate Bond Index
Weight (%) 4.20 31.80 43.32 38.74 52.47 29.46 100.00 100.00
Duration (Years) 5.09 4.65 2.52 3.81 5.08 5.86 3.97 4.68
Contribution 0.21 1.48 1.09 1.48 2.66 1.73 3.97 4.68
to Duration *

Dodge & Cox  /  Investment Managers  /  San Francisco
Below Investment Grade Holdings
as of June 30, 2008
Total Portfolio Weightings (%):
Ratings
*Except as noted, investments grouped by parent company. Actual securities may be issued by the listed parent company or one of its subsidiaries.** Subsidiary.
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox Balanced Fund
Highest (Moody's/S&P/Fitch) = 14.25
Middle (Moody's/S&P/Fitch) = 15.71
Lowest (Moody's/S&P/Fitch) = 15.71
Issuer* Moody's S & P Fitch
Percent of
Portfolio (%)
Boston Scientific Corp. Ba2 BB+  BB+  0.71
Dillard's, Inc. B2 BB-   BB   0.62
Ford Motor Credit Company** B1 B BB- 3.67
GMAC LLC     B3 B B+ 4.74
HCA, Inc.                      Caa1 B- CCC+ 3.40
Health Net, Inc. Ba2 BB+  BB+  0.26
Liberty Media Corp. Ba2 BB+   BB 0.85
Sprint Nextel Corp. Baa3 BB BB+  0.69
Unum Group Ba1 BB+ BBB- 0.77
08-299